Exhibit 99.1

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces $10 million commitment
to develop Mining School in Mauritania

Toronto, Canada, November 30, 2010 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced that it is committing US$10 million in funding over the next three years to assist the government of Mauritania in establishing a new mining school that will develop a pool of skilled in-country professionals and technical experts to support the future development of Mauritania’s mining industry, including the Company’s recently acquired Tasiast mine.

The Mauritania Mining School will have two campuses, located in Nouakchott and Akjoujt, and will focus on developing both technicians and engineers for careers in the mining industry. The three-year technician program will focus on mineral technology, and will be based in Akjoujt. The five-year engineering programs will focus on management of mineral resources and on electro-mechanics, and will be based in Nouakchott.

At full capacity, the school is expected to host a total of 340 students and to graduate 50 engineers and 30 technicians annually. The school is scheduled to start up in 2013-2014.

Planning for the school is being coordinated by the Mauritanian Mining School Implementation Unit, under the direction of an Orientation Committee comprising all major stakeholders in the project, including government, mining companies, and other project contributors, and overseen by the Mauritanian Ministry of Mines.

“This is an investment not only in the future of Tasiast, but also the future of Mauritania,” said Kinross President and CEO Tye Burt. “Developing a world-class mining industry depends on developing a pool of skilled technicians and engineers. The Mining School will give a new generation of Mauritanians the skills they need to lead the development of their country’s rapidly expanding mining industry, which promises to be a key driver for Mauritania’s economic development.”

The Mining School commitment is the first part of a comprehensive investment by Kinross in training and skills development to support the planned expansion of the Tasiast mine in northern Mauritania. Among other initiatives, Kinross also plans to establish a technical training centre which will focus on training personnel in the specific skills required to operate the expanded mining and processing operation on a day-to-day basis. The Company has undertaken a comprehensive assessment of its long-term training requirements for the expanded Tasiast operation and plans to announce further investments in 2011.

Kinross completed the acquisition of the Tasiast mine on September 17, 2010, as part of its combination with Red Back Mining. The Company has been proceeding with an accelerated program of exploration and development at Tasiast, which it believes to be one of the world’s most exciting gold properties.

www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Canada, the United States, Brazil, Chile, Ecuador, Russia, Ghana and Mauritania, employing approximately 7,000 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including any information as to the future performance of Kinross, constitute “forward-looking statements” within the meaning of applicable securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, possible events, opportunities, statements with respect to possible events or opportunities, estimates and the realization of such estimates, and future development, mining activities and production. The words “plans”, “expects”, “subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “opportunity”, “intends”, “anticipates” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “can”, “could”, “would”, “should”, “might”, “will be taken”, “become”, “create”, “occur”, or “be achieved”, and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross underlying the forward-looking statements in this news release which may prove to be incorrect include, but are not limited to, the accuracy of Kinross’ mineral reserve and resource estimates, and the viability of the Tasiast mine, including, but not limited to, its development and expansion being consistent with Kinross’ expectations. Many of these uncertainties and contingencies can affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this news release are qualified by these cautionary statements, and those made in our filings with the securities regulators of Canada and the U.S., including but not limited to those cautionary statements made in the “Risk Factors” section of our most recently filed Annual Information Form”, and the “Statements Regarding Forward-Looking Information” and “Risk Factors” sections of the Circular, to which readers are referred and which are incorporated by reference in this news release, all of which qualify any and all forward‐looking statements made in this news release. These factors are not intended to represent a complete list of the factors that could affect Kinross or the Arrangement or the resulting combined company. Kinross disclaims any intention or obligation to update or revise any forward‐looking statements or to explain any material difference between subsequent actual events and such forward‐looking statements, except to the extent required by applicable law.

Other information
Where we say "we", "us", "our", the "Company", or "Kinross" in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.  Where we say “Red Back” in this news release, we mean Red Back Mining Inc. and/or one or more or all of its subsidiaries, as may be applicable.

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